Exhibit 99.1

Medigus Announces Details of Planned Spin-Off and Subsequent Merger of its EV Wireless Charging Business

Charging Robotics signs LOI to complete reverse merger on OTC Markets

Tel Aviv, Israel, March 11, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that the Company and its wholly owned subsidiary, Charging Robotics Ltd., signed a non-binding letter of intent for a planned securities exchange agreement with Fuel Doctor, Inc. (OTC: FDOC), a Delaware corporation traded on the OTC Markets. The securities exchange agreement, if signed, will be subject to customary closing conditions.

The transaction will result in Charging Robotics becoming a wholly owned subsidiary of Fuel Doctor, and in exchange, Medigus will receive 80% of the issued and outstanding share capital of Fuel Doctor.

Upon closing, Medigus will appoint nominees as officers and directors of Fuel Doctor. As of the closing, FDOC shall have net cash in an amount of no less than $1.0 million, excluding Fuel Doctor’s expenses in connection with the contemplated transaction.

Charging Robotics is transforming the way electric vehicles are charged using its robotic platform to deliver automatic wireless charging. At the heart of the technology is a wireless power transfer module that uses resonance coils to transfer energy wirelessly from the robot to the vehicle.

The robotic platform is small enough to fit under vehicles, automatically positioning itself for maximum charging efficiency and returning to its docking station at the end of the charging operation. Once fully developed, Charging Robotics plans to install the system in public parking lots, providing a solution that dramatically lowers EV charging infrastructure installation costs relative to current alternatives.

About Charging Robotics

Charging Robotics is developing an automatic wireless charging system dedicated for public parking lots.  The benefit of the robotic wireless charging system is that it will automatically align with high accuracy the energy transmitting device to the onboard energy receiving device thus allowing for very high charging efficiencies.  The system will be fully automatic, thus eliminating the need for the driver to remove the car after charging is complete, which will increase the charger utilization and profits for the parking lot operator.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus' affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs' Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:
Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Investor Relations Contact:
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498
MDGS@redchip.com